SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December - 2014

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on December 10, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: December 10, 2014
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer

  FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES APPOINTMENT OF EMIL BUDILOVSKY
AS NEW CHIEF EXECUTIVE OFFICER

YAVNE, Israel – December 10, 2014 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that the Company's Board of Directors (the "Board") has appointed Mr. Emil Budilovsky as the Company's Chief Executive Officer effective immediately.  Mr. Budilovsky succeeds the Company's current CEO, Mr. Gil Hochboim, who has served in that role since February 2012 and will be continuing to serve the Company as Deputy CEO.

Emil Budilovsky, who has served as a member of the Board since May 2014, has more than 20 years of business and management experience and was most recently VP of Business Development of BSD Crown LTD., the Company’s majority shareholder.  From 2012 to 2013, Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in Ukraine which he led to listing on the AIM Market in London. During his tenure, he helped the company obtain financing from local and international institutions and led strategic development and lease transactions with large international retailers. Prior to that, from 2010 to 2012, Mr. Budilovsky served as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London and a subsidiary of the Fishman Group, and from 2009 to 2010 he served as CFO of Adama Ukraine Ltd., a real estate developer in Ukraine. Before that,  Mr. Budilovsky served as CFO and Chief Credit Officer for two U.S. - based real estate investment and finance companies. Mr. Budilovsky earned bachelor degrees in accounting and economics from Tel Aviv University, an M.B.A from Tel Aviv University, and an L.L.B. from the College of Management. He is also a member of the New York State Bar.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Itai Loewenstein, CFO
 (+972) 8-932-1000
itai@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.